SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period February 3, 2004 to February 10, 2004

Pengrowth Energy Trust

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
LETTER TO SEC

DOCUMENTS FURNISHED HEREUNDER:

1.	Amended Notice of Meeting advising of meeting cancellation.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

February 10, 2004	By:	/s/ Gordon M. Anderson Name: Gordon M. Anderson Title: Vice President

530 – 8th Avenue S.W., Calgary, AB T2P 3S8	Tel.: (403) 267-6800 Fax: (403) 267-6529

AMENDED

February 4, 2004

New York Stock Exchange
Securities and Exchange
Commission New York, New York

Dear Sirs:

Subject:	Pengrowth Energy Trust Special Meeting of Trust Unitholders

We advise the February 17, 2004 Special Meeting for the subject Energy Trust was cancelled:

1.	Meeting Type	Special Meeting
2.	Security Description of Voting Issue	Trust units
3.	CUSIP Number	706902103
4.	ISIN Number	CA7069021037

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed by”
Concepcion Jalbuena
Assistant Corporate Trust Officer